FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of October, 2005

Commission File No. 1-9987


                     B + H O C E A N C A R R I E R S L T D.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                 -------           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No   X
                                -------    -------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is an Earnings Press Release issued by the Company on October 31, 2005.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                       B+H Ocean Carriers, Ltd.
                                                       ------------------------

Date    October 31, 2005                              By: /s/ Michael S. Hudner
     ----------------------                              -----------------------
                                                         Chief Executive Officer

                                                                    Exhibit 99.1

For:     B+H Ocean Carriers Ltd.

From:    Navinvest Marine Services (USA) Inc.
         The Sail Loft
         19 Burnside Street
         Bristol, RI  02809


FOR IMMEDIATE RELEASE
---------------------

B+H Ocean Carriers, Ltd. Announces Results for the Third Quarterly Period Ending September 30, 2005

         NEW YORK,  NEW YORK,  November 7, 2005. . . . B+H Ocean  Carriers  Ltd.
(AMEX: BHO) reported unaudited net income of $15,028,000 or $2.78 per share basic and $2.66 per share diluted, for the nine months ended September 30, 2005, compared to unaudited net income of $65,000, or $0.02 per share basic and $0.01 diluted, for the nine months ended September 30, 2004. EBITDA for the nine month period ending September 30, 2005 was $26,141,000 as compared to $10,808,000 for the comparable period of 2004.

         The Company also reported unaudited net income of $6,528,000, or $0.91 per share basic and $0.88 per share diluted for the three month period ending September 30, 2005, as compared to unaudited net income of $2,115,000, or $0.55 per share basic and $0.48 diluted for the same period of 2004. EBITDA for the three months ending September 30, 2005 was $10,181,000 as compared to $4,378,000 for the three months ending September 30, 2004.

         On September 21, 2005, the Company, through a wholly owned subsidiary, acquired a 1992-built double hull combination carrier of approximately 75,000 dwt for $33,250,000 and simultaneously delivered the vessel on a time charter for three years. The Company used cash to purchase the vessel, but has entered into an agreement to finance a portion of the purchase price, as noted below. Including the funds projected to be returned to the Company following the financing later this year, the Company's cash at September 30, 2005 amounted to approximately $68,000,000.

         On October 18, 2005, the Company, through a wholly owned subsidiary, entered into a $138,000,000 revolving term loan facility. A portion of the funds was used to refinance the $102,000,000 floating rate facility used to acquire three combination carriers in March 2005. The additional funds will be applied toward the financing of the Company's recent acquisition of M/V ROGER M JONES and the acquisition of M/T CHALLENGE EXPRESS (to be renamed SAGAMORE) scheduled for delivery within 2005.

         The  Company  also  said  that  it was  continuing  to  develop  vessel acquisition projects with multi-year fixed rate employment which would be expected to generate operating economics similar to those of the five vessels acquired so far this year. The Company intends to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

         The following is a discussion of our financial condition and results of operations for the nine month and the quarterly periods ended September 30, 2005 and 2004. You should read this section together with the unaudited consolidated financial statements for the periods mentioned above.

Results of Operations

Nine Months Ended September 30, 2005 versus September 30, 2004

         Revenues from voyage and time charters increased $16.6 million or 47% from 2004. The increase is due to the Company's ongoing vessel acquisition program, the composition of the fleet in terms of size and type and to higher time charter equivalent rates. Voyage expenses, which consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to B+H Management Ltd. ("BHM"), a company affiliated with management, decreased $1.9 million, or 30%, to $4.6 million for the nine month period ended September 30, 2005 compared to $6.5 million for the comparable period of 2004. This is due to the significant decrease in voyage charter days from 653 in 2004 to 155 in 2005. All of the Company's vessels have been employed on long term time charters since March 2005, during which the Company does not incur port, canal or fuel costs.

         The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $3.7 million (24%) which is comprised of $4.6 million for four vessels acquired in 2005 and $1.2 million for a vessel owned less than nine months in 2004. This is offset by a $2.1 million decrease relating to the sale of one vessel in each of the second and fourth quarters of 2004. Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys, increased by $2.5 million, or 44%, to $8.2 million for the nine months ended September 30, 2005 compared to $5.7 million for the prior period. This increase is due to changes in the fleet, as noted above.

         The Company had a gain on the sale of the vessel M/T COMMUTER of $0.8 million for the nine month period ended September 30, 2005 compared to a loss of $4.1 million on the sale of the vessel M/T SKOWHEGAN during the prior nine month period. The current market conditions were responsible for the dramatic shift in the value of MR product tankers in the course of the year.

         General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration of our vessels and shipowning companies. Management fees increased by $0.26 million, or 83%, to $0.57 million for the nine month period ended September 30, 2005 compared to $0.31 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred.

         The $2.8 million (301%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in early 2005. The increase in interest income of $0.75 million is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005. The Company's approximate average cash balance in for the nine month period ended September 30, 2005 was $31.4 million as compared to $5.5 million in 2004. The interest rate earned for cash on deposit also increased to approximately 3.2% up from 1.3% for the same period in 2004.

Quarter Ended September 30, 2005 versus September 30, 2004

         Revenues from voyage, time and bareboat charters increased $5.8 million or 45% from the third quarter of 2004 to that of 2005. The increase is due to the vessel acquisitions discussed above. This increase was offset by decreases in voyage charter revenue versus time charter revenue, the former of which generate greater gross revenues per charter. Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. There was a $1.1 million (49%) decrease in voyage expenses in the third quarter of 2005 as compared to the same period of 2004. The decrease is due to the fact that there were no voyage charters during the three month period ended September 30, 2005 whereas there were four voyage charter during this period in 2004. The ship owner is responsible for the port charges and bunker expense of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

         Vessel operating expenses increased $1.7 million or 31% for the three month period ended September 30, 2005 versus the comparable period in 2004. This increase is the result of the increase in the number of vessels. A factor offsetting the increase is the fact that the Company expensed an intermediate drydocking during the third quarter of 2004 whereas there was no similar expense during this period in 2005. The decrease in depreciation and amortization of $1.0 million or 53% is due to the increase in the number of vessels. Three of the vessels were acquired in the early part of 2005 for significantly more than other vessels in the fleet, therefore the increase in depreciation is relatively higher.

         The $1.2 million (347%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in early 2005. The increase in interest income is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005. The Company's approximate average cash balance in the third quarter of 2005 was $59.6 million as compared to $8.8 million in 2004. The interest rate earned for cash on deposit also increased to approximately 3.7% up from 2.0% for the same period in 2004.

         The Company had a gain on the sale of the vessel M/T COMMUTER of $0.8 million for the three month period ended September 30, 2005. There were no vessel sales in the same period of 2004.

Liquidity and Capital Resources

         Cash at September 30, 2005, amounted to $42.8 million, an increase of $30.8 million as compared to December 31, 2004. The increase in the cash balance is attributable to net inflows from operations of $27.9 million and inflows from financing activities of $142.9 million. These inflows were offset by outflows for investing activities of $140.0 million.

         The inflow for financing activities is primarily attributable to mortgage proceeds of $102.0 million to finance the acquisition of three combination carriers in the first quarter, to the issuance of common stock for net proceeds of $56.8 million and the proceeds from exercise of stock options of $0.1 million. This was offset by the payment of mortgage principal of $15.0 million and to payments for debt issuance costs of $1.0 million.

         The outflow for investing activities is attributable to the purchase of four combination carriers for $144.5 million, investment in vessel upgrades of $1.0 million and the deposit on the purchase of a panamax product tanker of $2.4 million, net of the proceeds from the sale of one vessel of $7.9 million.

         The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

         The Company's fleet currently consists of six Medium Range product tankers, five combination carriers and one Panamax product carrier (to be delivered within 2005), all of which are currently fixed on long-term time charters, which vary in original length of between one and five years.

         We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

         Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and

Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.



# # #


For further information, including the Company's Annual Report on Form 20F, access the Company's website: www.bhocean.com

Company Contact:           John LeFrere
                           917.225.2800


                             B+H OCEAN CARRIERS LTD.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                                   September 30,     December 31,
                                                                        2005             2004
                                                                   -------------    -------------
                                    Assets

Current assets:
Cash and cash equivalents                                          $  42,834,579    $  12,063,022
Marketable securities                                                    215,731          198,270
Trade accounts receivable, less allowance for doubtful accounts
  of $137,000 in 2005 and 2004                                           408,324        5,545,504
Cash on deposit                                                        2,430,000             --
Inventories                                                              527,924          770,381
Prepaid expenses and other current assets                                758,879          766,827
                                                                   -------------    -------------
Total current assets                                                  47,175,437       19,344,004
                                                                   -------------    -------------

Vessels, at cost:
Vessels                                                              224,762,369       94,705,496
Less - Accumulated depreciation                                      (31,298,497)     (31,608,510)
                                                                   -------------    -------------
                                                                     193,463,872       63,096,986
                                                                   -------------    -------------
Investments and other assets                                           1,297,330          461,313
                                                                   -------------    -------------

Total assets                                                       $ 241,936,639    $  82,902,303
                                                                   =============    =============


                    Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                   $   2,798,123    $   5,331,028
Accrued liabilities                                                    2,641,553        2,298,824
Accrued interest                                                         454,740          267,842
Current portion of mortgage payable                                   28,000,000       10,800,000
Deferred income                                                        3,486,246        1,299,414
Other liabilities                                                          8,345           76,086
                                                                   -------------    -------------
Total current liabilities                                             37,389,007       20,073,194

Mortgage payable                                                      88,265,472       18,465,472
                                                                   -------------    -------------
Total liabilities                                                    125,654,479       38,538,666
                                                                   -------------    -------------
Commitments and contingencies


Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
     no shares issued and outstanding                                       --               --
Common stock, $0.01 par value; 30,000,000 shares authorized;
     7,557,268 shares issued,  7,152,091 and 3,839,242 shares
     outstanding as of September 30, 2005 and 2004, respectively          75,572           43,140
Paid-in capital                                                       94,336,805       37,538,669
Retained earnings                                                     24,835,709        9,807,294
                                                                   -------------    -------------
                                                                     119,248,086       47,389,103
Less - Treasury stock                                                  2,965,926        3,025,466
                                                                   -------------    -------------
Total shareholders' equity                                           116,282,160       44,363,637
                                                                   -------------    -------------
Total liabilities and shareholders' equity                         $ 241,936,639    $  82,902,303
                                                                   =============    =============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                For the nine months
                                                                ending September 30,
                                                                2005            2004
                                                            ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                  $ 51,775,369    $ 35,140,444
Other revenues                                                    16,473            --
                                                            ------------    ------------
Total revenues                                                51,791,842      35,140,444

Operating expenses:
Voyage expenses                                                4,604,935       6,565,174
Vessel operating expenses, drydocking and survey costs        19,087,168      15,365,193
Depreciation and amortization                                  8,238,775       5,734,344
(Gain) loss on sale of vessels                                  (828,115)      4,085,165
General and administrative:
     Management fees to related party                            567,576         310,317
     Consulting and professional fees, and other expenses      2,148,688       2,091,890
                                                            ------------    ------------
Total operating expenses                                      33,819,027      34,152,083
                                                            ------------    ------------

Income from vessel operations                                 17,972,815         988,361
                                                            ------------    ------------

Other income (expense):
Interest expense                                              (3,718,964)       (926,935)
Interest income                                                  757,103           3,811
Other income                                                      17,461            --
                                                            ------------    ------------
Total other expenses, net                                     (2,944,400)       (923,124)
                                                            ------------    ------------

Net income                                                  $ 15,028,415    $     65,237
                                                            ============    ============

Basic earnings per common share                             $       2.78    $       0.02
                                                            ============    ============
Diluted earnings per common share                           $       2.66    $       0.01
                                                            ============    ============
Weighted average number of common shares outstanding:
Basic                                                          5,405,971       3,839,242
                                                            ============    ============
Diluted                                                        5,658,453       4,411,892
                                                            ============    ============


                        B+H OCEAN CARRIERS LTD.
            UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                      For the nine months
                                                                      ending September 30,
                                                                     2005             2004
                                                                -------------    -------------
Cash flows from operating activities:
  Net income                                                    $  15,028,415    $      65,237
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                  8,238,775        5,734,344
     (Gain) loss on sale of vessels                                  (828,115)       4,085,165
     Changes in assets and liabilities:
     Decrease in trade accounts receivable                          5,137,180          277,991
     Decrease in inventories                                          242,457          303,047
     Decrease (increase) in prepaid expenses and other assets           7,949         (231,213)
     Decrease in accounts payable                                  (2,532,905)      (4,097,571)
     Increase in accrued liabilities                                  342,729        1,715,721
     Increase in accrued interest                                     186,898          115,189
     Increase in deferred income                                    2,186,832          413,401
     Decrease in other liabilities                                    (67,741)         (48,854)
                                                                -------------    -------------
   Total adjustments                                               12,914,059        8,267,220
                                                                -------------    -------------
 Net cash provided by operating activities                         27,942,474        8,332,457

Cash flows from investing activities:
  Purchase and investment in vessels                             (145,529,856)     (19,350,000)
  Cash on deposit for vessel acquisition                           (2,430,000)            --
  Gain on trading of marketable securities                            (17,461)            --
  Proceeds from sale of vessel                                      7,918,810        3,713,500
                                                                -------------    -------------
Net cash used in investing activities                            (140,058,507)     (15,636,500)
                                                                -------------    -------------

Cash flows from financing activities:
  Payments for debt issuance costs                                 (1,002,518)            --
  Issuance of common stock, net of issuance costs                  56,828,568             --
  Proceeds from exercise of stock options                              61,540             --
  Proceeds from vessel financing                                  102,000,000       19,000,000
  Related party loan                                                     --           (378,167)
  Payments of mortgage principal                                  (15,000,000)      (4,899,828)
                                                                -------------    -------------
Net cash provided by financing activities                         142,887,590       13,722,005
                                                                -------------    -------------

Net increase in cash and cash equivalents                          30,771,557        6,417,962
Cash and cash equivalents, beginning of period                     12,063,022        2,908,824
                                                                -------------    -------------
Cash and cash equivalents, end of period                        $  42,834,579    $   9,326,786
                                                                =============    =============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                For the three months
                                                                ending September 30,
                                                                2005            2004
                                                            ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                  $ 18,818,679    $ 13,007,084
                                                            ------------    ------------
Total revenues                                                18,818,679      13,007,084
                                                            ------------    ------------

Operating expenses:
Voyage expenses                                                1,169,007       2,310,670
Vessel operating expenses, drydocking and survey costs         7,127,871       5,439,902
Depreciation and amortization                                  2,927,763       1,915,619
Gain on sale of vessel                                          (828,115)           --
General and administrative:
     Management fees to related party                            193,088         160,700
     Consulting and professional fees, and other expenses        681,863         717,728
                                                            ------------    ------------
Total operating expenses                                      11,271,477      10,544,619
                                                            ------------    ------------

Income from vessel operations                                  7,547,202       2,462,465

Other income (expense):
Interest expense                                              (1,561,630)       (349,357)
Interest income                                                  534,290           1,978
Other income                                                       7,790            --
                                                            ------------    ------------
Total other expenses, net                                     (1,019,550)       (347,379)

Net income                                                  $  6,527,652    $  2,115,086
                                                            ============    ============

Basic earnings per common share                             $       0.91    $       0.55
                                                            ============    ============
Diluted earnings per common share                           $       0.88    $       0.48
                                                            ============    ============

Weighted average number of common shares outstanding:
Basic                                                          7,152,090       3,839,242
                                                            ============    ============
Diluted                                                        7,387,719       4,411,490
                                                            ============    ============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                    For the three months
                                                                    ending September 30,
                                                                    2005            2004
                                                                ------------    ------------
Cash flows from operating activities:
  Net income                                                    $  6,527,652    $  2,115,086
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                 2,927,763       1,915,619
     Gain on sale of vessels                                        (828,115)           --
     Changes in assets and liabilities:
     Decrease in trade accounts receivable                            91,784           8,862
     (Increase) decrease in inventories                              (74,004)        165,126
     Decrease (increase) in prepaid expenses and other assets        401,085         (60,048)
     Decrease in accounts payable                                   (837,818)     (1,392,607)
     Increase in accrued liabilities                                 729,655       1,508,904
     (Decrease) increase in accrued interest                         (14,195)         98,883
     Increase (decrease) in deferred income                          452,435        (582,361)
     Decrease in other liabilities                                  (304,125)        (51,373)
                                                                ------------    ------------
Total adjustments                                                  2,544,465       1,611,005
                                                                ------------    ------------
Net cash provided by operating activities                          9,072,117       3,726,091

Cash flows from investing activities:
  Purchase and investment in vessels                             (33,312,017)           --
  Proceeds from sale of vessels                                    7,918,810            --
  Net decrease in cash on deposit for vessel acquisition             895,000            --
  Gain on trading of marketable securities                            (7,790)           --
                                                                ------------    ------------
Net cash used in investing activities                            (24,505,997)           --
                                                                ------------    ------------

Cash flows from financing activities:
  Purchase of treasury stock                                          (2,000)           --
  Decrease in related party loan                                        --          (440,081)
  Payments of mortgage principal                                  (4,700,000)     (2,700,000)
                                                                ------------    ------------
Net cash used in financing activities                             (4,702,000)     (3,140,081)
                                                                ------------    ------------

Net (decrease) increase in cash and cash equivalents             (20,135,880)        586,010
Cash and cash equivalents, beginning of period                    62,970,459       8,740,776
                                                                ------------    ------------
Cash and cash equivalents, end of period                        $ 42,834,579    $  9,326,786
                                                                ============    ============